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                              AUTOMATIC COINSURANCE
                              REINSURANCE AGREEMENT


                      THE OHIO STATE LIFE INSURANCE COMPANY
                                 Columbus, Ohio


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                   AUTOMATIC COINSURANCE REINSURANCE AGREEMENT

                                    Schedule

1.   Reinsured:            The Ohio State Life Insurance Company

2.   Address:              Columbus, Ohio

3.   Effective date:       The date the stock of the Reinsured is purchased
                           by the Retrocessionaire.

4.   Policies:

     (a)      All individual insurance policies written by the Reinsured.

     (b)      All group insurance policies written by the Reinsured.

     (c) All annuity plans (whether group or individual) written by the Reinsured.

     (d) All riders issued with or added later to the above described contracts.

     (e) All of the above described business written by other insurers and assumed by the Reinsured (whether through reinsurance or direct assumption).

5.   Reinsurance:       100%

6. Initial consideration (all values as of effective date of this agreement) computed as follows:

     (a) The Reinsured's policy reserves from Annual Statement Exhibits 8, 9, and 10; plus

     (b)      the claim liabilities pertaining to the policies; plus

     (c)      the advance premiums applicable to the policies; minus

     (d)      the net due and deferred premiums applicable to the policies; plus

     (e) the miscellaneous reserves and liabilities applicable to the policies; and less

     (f)      the policy loans; and less


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     (g)      the miscellaneous assets applicable to the policies.

7. Ceding commission: $133,000,000, minus the ceding commission pertaining to the Investors Guaranty Treaty.

8. Expense commission: The amount indicated by Exhibit A, attached to and made a part of this agreement.

The agreement of which this Schedule is a part is hereby executed in duplicate by the parties hereto.

THE OHIO STATE LIFE                                 EMPLOYERS REASSURANCE
INSURANCE COMPANY                                        CORPORATION

By:                                    By: /s/ James D. Maughn
   -------------------------------        -------------------------------------

Title:                                 Title: /s/ Ex. Vice Pres. and Actuary
      ----------------------------           ----------------------------------


Date:                                  Date: /s/ January 21, 1997
     -----------------------------          -----------------------------------

By:                                    By: /s/ Robert D. Parmley
   -------------------------------        -------------------------------------

Title:                                 Title: /s/ Ass't Gen Counsel
      ----------------------------           ----------------------------------

Date:                                  Date: /s/ January 21, 1997
     -----------------------------          -----------------------------------



                                      3


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                  AUTOMATIC COINSURANCE REINSURANCE AGREEMENT

                        Employers Reassurance Corporation
                                       of
                              Overland Park, Kansas
                      (hereinafter called the Corporation)

agrees with the Reinsured named in the Schedule made a part hereof, in consideration of the mutual covenants hereinafter contained, as follows:


                                    ARTICLE I

APPLICATION OF AGREEMENT. This agreement applies to loss which is retained by the Reinsured pertaining to the insurance policies and riders described in Item 4 of the Schedule becoming effective before, on and after the effective date of this agreement (hereinafter called policies or policy) and which is paid by the Reinsured on or after the effective date of this agreement.


                                   ARTICLE II

ENTIRE AGREEMENT. This agreement shall constitute the entire agreement between the parties with respect to the business being reinsured hereunder. There are no other understandings between the parties other than as expressed in this agreement. Any change or modification to this agreement shall be null and void unless made by amendment to this agreement and signed by both parties.


                                   ARTICLE III

REINSURANCE. The Corporation will indemnify the Reinsured against the percentage specified in Schedule Item 5 of loss to which this agreement applies.


                                   ARTICLE IV

RECAPTURE.  The Reinsured does not have any rights to recapture the policies.


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                                    ARTICLE V

PRODUCER COMMISSION. The Corporation is obligated to the Reinsured for the commissions paid by the Reinsured to its producers of the policies.


                                   ARTICLE VI

DEFINITIONS. The word "policies" means the insurance forms described in the Schedule and includes conditional receipts pertaining thereto and conversions, reinstatements and exchanges thereof.

The word "loss" shall mean only such amounts as are actually paid by the Reinsured for benefits afforded under the policies, in settlement of claims for benefits under the policies, or in satisfaction of judgments for benefits under the policies; provided that, in the event of the insolvency of the Reinsured, "loss" shall mean the amount of policy benefits which the Reinsured has incurred or is liable for, and payment by the Corporation shall be made to the liquidator, receiver or other statutory successor of the Reinsured in accordance with the provisions of the Insolvency Clause attached to and made a part of this agreement. The word "loss" shall include life insurance proceeds payable by reason of death which remain unpaid because of the nature of the settlement option selected. The word "loss" includes cash values paid by the Reinsured because of policy surrenders. The word "loss" shall not include:

(1)      claim expenses;

(2)      salaries paid to employees of the Reinsured;

(3) any amount paid by the Reinsured for punitive, exemplary or compensatory damages arising out of the conduct of the Reinsured in the investigation, trial or settlement of any claim or failure to pay or delay in payment of any benefits under any policy; provided that, this subparagraph (3) shall not apply if the Corporation has, in advance of any such conduct by the Reinsured, counseled with the Reinsured and concurred in the Reinsured's course of conduct;

(4) any statutory penalty imposed upon the Reinsured on account of any unfair trade practice or any unfair claim practice;

(5)      amounts collected under other reinsurance.

The term "claim expenses" shall mean statutory interest payable on insurance proceeds, court costs, interest upon judgments, and allocated investigation, adjustment

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and legal expenses,  but the term "claim  expenses"  shall not include  salaries paid to employees of the Reinsured.

Claims shall be deemed to be "incurred" on the date when:

(a)      the death occurs as respects life coverage;

(b)      the disability commences, as respects waiver of premium coverage;

(c)      the accident takes place, as respects accidental death coverage.

The word "exchange" means that an insurance contract reinsured hereunder is traded for another plan of equal or smaller face amount, without requirement for full evidence of insurability.

The term "other reinsurance" means those contracts entered into by the Reinsured with insurance or reinsurance companies other than the Corporation which reinsure the policies.

"Miscellaneous reserves and liabilities" means the sum of the following:

(a)      due or accrued agent commissions;

(b)      premiums due or accrued on other reinsurance;

(d)      premium suspense.

"Miscellaneous assets" means the amounts recoverable under other reinsurance.

The term "Investors Guaranty Treaty" means the Automatic Coinsurance Reinsurance Agreement, which has the same effective date as this agreement, between the Corporation and Investors Guaranty Life Insurance Company.

The term "Escrow Account" means the funds pertaining to this agreement and the Investors Guaranty Treaty received and held by COMMERCE BANK, N.A. of Kansas City, Missouri ("Commerce Bank") pursuant to its Escrow Agreement (Ohio State/Investors Guaranty Business) with the Corporation and the Retrocessionaire).

The word "Retrocessionaire" means Great Southern Life Insurance Company, which is the Corporation's reinsurer for the policies.



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                                   ARTICLE VII

INITIAL CONSIDERATION. On the effective date of this agreement, the Reinsured shall deposit to Commerce Bank assets equal to the the Reinsured's estimate of the initial consideration indicated in Item 6 of the Schedule, minus the ceding commission indicated in Item 7 of the Schedule. Thirty days after the effective date of this agreement, the Reinsured shall pay to the Corporation the amount by which the estimate is less than actual, with interest thereon, or the Corporation shall pay to the Reinsured the amount by which the estimate is more than actual, with interest thereon.


                                  ARTICLE VIII

REINSURANCE PREMIUM. The Reinsured shall pay to the Corporation a reinsurance premium equal to the insurance premium collected by the Reinsured on and after the effective date of this agreement pertaining to the policies, minus the reinsurance premium paid to other carriers, and minus the expense commission indicated in Item 8 of the Schedule.


                                   ARTICLE IX

POLICY LOANS. The Corporation shall be obligated to the Reinsured for the policy loan increases, minus the amount of uncapitalized policy loan interest (the net result of which is hereinafter referred to as policy loan increase). The Reinsured shall be obligated to the Corporation for the policy loan decreases, plus the amount of uncapitalized policy loan interest (the net result of which is hereinafter referred to as policy loan decrease).


                                    ARTICLE X

INVESTMENTS. The Escrow Account assets shall be invested in accordance with the investment guidelines contained in Exhibit B, attached to and made a part of this agreement.


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                                   ARTICLE XI

INTEREST. Interest rates credited by the Reinsured on the policies shall be determined in accordance with the procedures contained in Exhibit C, attached to and made a part of this agreement.


                                   ARTICLE XII

REPORTING, ACCOUNTING AND SETTLEMENTS. Within 25 days after the end of each calendar quarter, the Reinsured or its administrator shall furnish to the Corporation a report (in a form satisfactory to the Corporation) showing the following information:

(a)      Amounts owed Corporation:

         (1) Reinsurance premium applicable to insurance premium collected during quarter;

         (2)      Policy loan decrease during quarter;

         (3) Increase during quarter in miscellaneous reserves and liabilities;

         (4)      Decrease during quarter in miscellaneous assets;

(b)      Amounts owed Reinsured:

         (1)      loss paid under the policies during the quarter;

         (2)      expense commission;

         (3)      policy loan increase during quarter;

         (4)      producer commission for the quarter;

         (5) Decrease during quarter in miscellaneous reserves and liabilities;

         (6)      Increase during quarter in miscellaneous assets;

(c)      Balance due Corporation or Reinsured.

Any balance due the Corporation shall be deposited to the Escrow Account within 30 days after the end of the calendar quarter involved. Any balance due the Reinsured shall be paid by the Corporation to an account designated by the Reinsured within 30 days after the end of the calendar quarter involved.

The Reinsured and the Corporation each agree to pay interest to the other on amounts not paid within the time periods required within this article, calculated using the one month LIBOR rate.


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The  Reinsured's  report for the third  calendar  quarter of each  calendar year shall include:

(1)      a summary listing showing all policies in force;

(2) the detailed information required with respect to the policies by the Exhibit of Life Insurance in the Corporation's Annual Statement;

(3) the aggregate reserve information required with respect to the policies by the Corporation's actuarial opinion and by the other exhibits of the Corporation's Annual Statement.

                                  ARTICLE XIII

CLAIMS. The Reinsured agrees that it will cause to be investigated and paid, settled or defended all claims arising under the policies. Except as respects damages to which this agreement may apply by virtue of subparagraph (3) of the definition of loss, the claim decisions of the Reinsured (or of its administrator) shall be binding upon the Corporation.

The Corporation shall have the right, at its own expense, to participate jointly with the Reinsured (or its administrator) in the investigation, adjustment or defense of any claim.

The Corporation has no obligation to indemnify the Reinsured for any claim expenses paid by the Reinsured with respect to the policies.



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                                   ARTICLE XIV

ADMINISTRATION OF INSURANCE. The Corporation shall have no authority or responsibility to administer the insurance provided by the policies.


                                   ARTICLE XV

INSPECTION OF RECORDS. The Corporation may inspect the records of the Reinsured pertaining to the policies at any time during the normal business hours of the Reinsured.


                                   ARTICLE XVI

OFFSET. The Reinsured or the Corporation may offset any balance due from one party to the other under this agreement.


                                  ARTICLE XVII

INSOLVENCY CLAUSE. The attached Insolvency Clause is hereby made a part of this agreement.


                                  ARTICLE XVIII

ASSIGNMENTS AND CHANGES OF INTEREST. No assignment or change of the Reinsured's interest hereunder, whether voluntary or involuntary and whether by merger or reinsurance of its entire business with another company or otherwise, shall be binding upon the Corporation, provided that, this article does not apply to:

(a) The Corporation's assignment of its interests and liabilities as the reinsurer to the Retrocessionaire, but only with respect to those policies on which the Retrocessionaire is not named as the direct insurer;

(b) The Reinsured's assignment of its rights and duties as the ceding company to the Retrocessionaire, but only with respect to those policies on which the Retrocessionaire is named as the direct insurer.


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                                   ARTICLE XIX

ENFORCEABILITY. This agreement has been duly executed by each of the parties hereto and constitutes a binding and enforceable agreement of each such party.


                                   ARTICLE XX

TERMINATION. This agreement shall remain in force until terminated by mutual consent or by either party giving to the other party not less than 90 days advance notice, by registered mail or express delivery service, stating the termination date.

This agreement does not apply with respect to policies issued by the Reinsured to become effective on or after the termination date of this agreement.


The reinsurance afforded by this agreement applicable to each policy issued by the Reinsured to become effective prior to or during the term of this agreement shall continue to apply thereto until the policy naturally expires.

IN WITNESS WHEREOF, the parties hereto have signed this agreement on the Schedule Page.

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                                INSOLVENCY CLAUSE

         The ceding insurer and the reinsurer agree that, in the event of the insolvency of the ceding insurer, as to all reinsurance made, ceded, renewed or otherwise becoming effective after the effective date of this agreement, the reinsurance shall be payable by the reinsurer on the basis of the amount of liability of the ceding insurer under the contract or contracts reinsured, without diminution because of the insolvency of the ceding insurer; furthermore, that such amount shall be paid directly to the ceding insurer or its liquidator, receiver or other statutory successor.

         It is understood and agreed, however, that the obligations of the ceding company as set forth in the reinsurance contract, including, among others, the duty to investigate, settle and defend all claims arising under policies with respect to which reinsurance is afforded by this agreement, shall remain unimpaired and unaffected by the insolvency of the ceding insurer and shall be assumed by the liquidator, receiver or statutory successor of the ceding insurer in the liquidation or receivership proceeding and that such liquidator, receiver or statutory successor shall give written notice to the reinsurer of the pendency of a claim against the ceding insurer on the policy reinsured within a reasonable time after such claim is filed in the insolvency proceeding and that during the pendency of such claim the reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses which it may deem available to the ceding insurer, its liquidator, receiver or statutory successor. The expense thus incurred by the reinsurer shall be chargeable, subject to court approval, against the insolvent ceding insurer as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the ceding insurer solely as the result of the defense undertaken or asserted by the reinsurer.

         Where two or more reinsurers are involved in the same claim and a majority in interest elect to interpose a defense to such claim, the expense shall be apportioned in accordance with the terms of this reinsurance agreement as though such expense had been incurred by the ceding insurer.

         Nothing hereinabove set forth in this insolvency clause shall in anywise change the relationship or status of the parties hereto, to wit, that of ceding insurer and reinsurer, nor enlarge the obligations of either party to each other, except as specifically hereinabove provided, to wit, to pay the statutory successor on the basis of the amount of liability of the ceding insurer under the contract or contracts reinsured, rather than on the basis of the actual amount of loss (dividends) paid by the liquidator, receiver or statutory successor to allowed claimants, nor shall anything in this insolvency clause in any manner create any obligations or establish any rights against the reinsurer in favor of any third parties or any persons not parties to this reinsurance contract.


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                                  EXHIBIT A
                             EXPENSE COMMISSION


OHIO STATE
                                                                   Percent of
                                     Per Policy                      Premium

Deferred Annuities               $8.75 per quarter                      --
ManuLife Annuities              $17.50 per quarter                      --
Universal Life                  $12.50 per quarter                     2.5%
Traditional Life
       - Premium Paying          $8.75 per quarter                     2.5%
       - Paid Up                 $5.00 per quarter                      --
Deposit Funds                           --                              --


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                                                                EXHIBIT B


INVESTMENT OBJECTIVES

The primary objectives are:

1)      Preservation of principal (capital).

2) Maximize the potential value of the portfolio with a focus on maintaining and increasing future investment income streams.


INVESTMENT CONSTRAINTS

1) Conservative and stable investment philosophy with primary emphasis on balancing credit and interest rate risk.

2.) Focus on well-structured securities (non-callable corporates, CMO's with stable average lives, current or discount coupon pass-throughs) to reduce reinvestment risk and improve price performance. Investment in high risk or volatile derivative securities (e.g. inverse floaters) are not considered part of the overall investment strategy.

3) Investments are made with the intent of being held long term. The portfolio will not be actively/aggressively managed based on anticipated interest rate and/or spread changes. Any restructuring of the portfolio will be performed in conjunction with the overall asset/liability management process.

4) The portfolio will be structured with the goal of matching the assets with the expected liability cash flows. The structure of the assets will be regularly monitored considering interest rate and expected prepayment rate changes. Asset/liability studies are completed at least annually, or more frequently if warranted. The results of these studies play an integral role in the durational aspects of securities purchased.

5) Maintain a high quality/liquid investment portfolio to satisfy both existing and prospective cash flow needs.

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INVESTMENT GUIDELINES AND LIMITATIONS

The following guidelines will be utilized in developing and managing the portfolio:

1)      MATURITY STRUCTURE:

        The targeted average life for the       The maturity distribution of the
        portfolio is a range of 6-13 years.     portfolio will be a function of
                                                expected liability cash flows,
                                                and the term structure of
                                                interest rates.

2)      SECTOR ALLOCATION:

                                                              Target
                                            Expected         Percentage
            Sector                            Range          Allocation
            ------                          --------         ----------

         U.S. Governments:                    0-25%              --%
         Corporate Bonds:                    45-85               55
         Asset-Backed Securities (ABS):       5-20               20
         Mortgage-Backed Securities (MBS):   15-45               25
                                                                 --
         Total                                                  100%


3)      RATINGS GUIDELINES:

        a) Corporate Bonds:

                                                              Expected
                                    Expected                 Percentage
            Rating Category          Range                  of Corporates
            --------------          --------                -------------

             AAA & AA                 5-25%                     10%
                 A                   40-75                      65
                BBB                  15-25                      25
                                                                --
                                                               100%
                                                               ===

For any corporate bonds rated both Baa-3/BBB by Moody's and Standard & Poor's respectively, Employer's Re will be notified prior to their purchase. Subsequent to the transaction, written approval will be obtained from Employer's Re for all Baa-3/BBB- bonds acquired.

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        b)      Mortgage-Backed Securities:

                MBS holdings will generally involve government agency or government sponsored agency (FNMA and FHLMC) collateral, or AAA rated collateral. No more than 20% of the total portfolio will be backed by non-agency collateral.

        c)      Below Investment Grade Securities (BIG):

                BIG bonds are not considered part of the overall investment strategy. However, any bond purchased as an investment grade security which is subsequently downgraded to a BIG rating will be reevaluated at that time. If the risk of default is considered low, the bond may be retained. Any BIG bonds retained will be regularly monitored and reevaluated. The total amount of BIG bonds to be retained cannot exceed 5% of total investments.

        d)      Asset-Backed Securities:

                ABS investments should be rated AA or AAA by one of the major rating agencies. No more than 20% of ABS holdings can be rated AA.

                                        Expected          Target
                                         Range          Allocation
                                         -----          ----------
                AAA                     80-100%           100%
                AA                       0-20              --

4)      HOLDING LIMITATIONS:

        a)      Industry Concentration:

                Corporate bond holdings are limited to no more than 20% in any one industry.

        b)      Company Concentration:

                The maximum amount to be invested in any one company or organization is as follows:

                                       16
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                                                Maximum Amount
                                                   Invested
                            Rating Category      (In Million)
                            ---------------      ------------
                                AAA                 $15
                                AA                   15
                                A                    12
                                BBB                   8

        c)      Individual MBS concentration.

                The maximum amount to be invested in any one agency collateral security is $25 million. For a non-agency collateral security, the maximum amount is $10 million (rated AAA).

        d)      Individual ABS Concentration:

                The maximum amount to be invested in any one ABS security is as follows:

                                                Maximum Amount
                                                   Invested
                            Rating Category      (In Millions)
                            ---------------      -------------

                                AAA                   $10
                                AA                      5

5. Any security which is outside the scope of these guidelines can be invested in, if mutually agreed upon by both organizations.

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                                                                      Exhibit C

                         Interest Rate Crediting Process

1. Objective. The objective of this process is to assure that credited rates are established so as to meet required spread targets.

2. Expected Gross Interest Rate. The expected gross interest rate for a block of business is determined by blending current yields on the investment portfolio of assets underlying the block of business together with expected new money for minimal new and reinvestment cash flow. The blending will be based on cash flow for the period under review and will take into consideration funds due for reinvestment and interest income.

         Current yields should include the effect of realized statutory capital gains and losses. New money assumptions shall consider these investment guidelines in respect of quality, duration and type of assets.

         An example is shown in the following Table 1:

          Table 1
          Expected Gross Interest Rate

                                    Volume            Rate
          Investment Portfolio      800               8.5%
          Reinvestment Portfolio    100               8.0%
          New Money                 100               8.0%

          Average                   1,000             8.4%

3. Expected Net Interest Rate. The expected net interest rate for a block of business is determined by subtracting from the gross rate charges for investment expenses and risks.

         Charges for investment expenses cover the cost of investment expenses (including transaction costs) per the Services Agreement described in Numbered Paragraph 3 of this agreement.

         Charges for risk should take into consideration the default and option risks (as agreed upon) relating to the portfolio assets underlying the block of business.

         An example is shown in the following Table 2:


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                  Table 2
                  Expected Net Interest Rate

                  Expected Gross Rate             8.4%
                  Less: Investment Expenses       0.25%
                  And less: Investment Risks      0.2%

                  Expected Net Rate               7.95%

4. Target Credited Rate. To determine the target credited rate, the required spread must be subtracted from the expected net investment rate. The required spread varies by plan and by duration within plan.

         The target credited rate may be modified for marketing reasons provided that adjustments are offsetting in the aggregate. Antiselection in favor of artificially high rates will be considered in this process.

         An example is shown in the following Table 3:

                  Table 3
                  Target Credited Rate
                                             Life                      Annuity
                  Expected Net Rate          7.95%                     7.95%
                  Less: Required Spread      1.5%                      1.75%

                  Calculated Credited Rate   6.45%                      6.20%
                  Marketing Adjustments      0.4%                      -0.10%
                  (Assuming 80% annuities)

                  Target Credited Rate       6.85%                     6.10%

5. Working Range. If currently credited interest rates are outside of the defined working range of plus or minus 25 basis points of target rates, then no action is required (but action may be taken) until the cumulative shortfall exceeds $750,000.

6. Actions. If currently credited interest rates are outside the defined working range of target rates, then action is required. Three courses of action are possible:

         a.       Adjust credited rates;

         b.       Adjust reinsurance and retrocession allowances;


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         c.       Do nothing, which is not acceptable after cumulative shortfall exceeds $750,000.

Considerations in this decision are:

         1.       The objective stated above;

         2.       Competition and marketing issues;

         3. Previous deficiencies and sufficiencies in credited rates (relative to target rates);

         4.       Expected trends in future credited rates;

         5.       The magnitude of the contemplated adjustments.




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